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                     ATTACHMENT FOR CURRENT FILING OF N-SAR
                                  SUB-ITEM 77M

Immediately after the close of business on May 2, 2003, the Science & Technology Trust acquired the assets (subject to all of the liabilities) of the Telecommunications Trust and the Internet Technologies Trust in exchange for shares of the Science & Technology Trust.

Immediately after the close of business on May 2, 2003, the Dynamic Growth Trust acquired the assets (subject to all of the liabilities) of the Mid Cap Growth Trust and the Mid Cap Opportunities Trust in exchange for shares of the Science & Technology Trust.

The Agreement and Plan of Reorganization relating to these transactions was approved by the Registrant's Trustees on April 2, 2003 and the shareholders/contractowners of each nonsurviving portfolio at a shareholders meeting on May 1, 2003.